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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

                              CORE INDUSTRIES INC
                           (Name of Subject Company)
                              CORE INDUSTRIES INC
                       (Name of Person Filing Statement)

                         ------------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                  218675 10 6
                     (CUSIP Number of Class of Securities)

                         ------------------------------

                                DAVID R. ZIMMER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              CORE INDUSTRIES INC
                           500 NORTH WOODWARD AVENUE
                        BLOOMFIELD HILLS, MICHIGAN 48303
                                 (248) 642-3400
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                         ------------------------------

                                    Copy to:
                                 DONALD J. KUNZ
                       HONIGMAN MILLER SCHWARTZ AND COHN
                          2290 FIRST NATIONAL BUILDING
                            DETROIT, MICHIGAN 48226
                                 (313) 256-7704

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Core Industries Inc, a Nevada corporation (the "Company"), and the address of the principal executive offices of the Company is 500 North Woodward Avenue, Bloomfield Hills, Michigan 48304. The title of the class of equity securities to which this statement relates is Common Stock, par value $1.00 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

     This statement relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1/13D, dated July 2, 1997 (the "Schedule 14D-1") of UD Nevada Corp., a Nevada corporation ("Purchaser") and a wholly owned subsidiary of United Dominion Industries Limited, a corporation organized under the laws of Canada ("Parent"), to purchase all outstanding Shares at a price of $25.00 per Share (such amount, or any greater amount paid pursuant to the Offer, the "Per Share Amount"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 2, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

     The Offer is being made pursuant to the Agreement and Plan of Merger among Parent, Purchaser and the Company, dated as of June 25, 1997 (the "Merger Agreement"). The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions contained therein, and in accordance with the General Corporation Law of the State of Nevada ("Nevada law"), as promptly as practicable after the satisfaction or waiver of the conditions contained therein, and the purchase of Shares pursuant to the Offer, Purchaser will be merged with and into the Company (the "Merger").

     According to the Schedule 14D-1, the address of the principal executive offices of Purchaser and of Parent is 2300 One First Union Center, 301 South College Street, Charlotte, North Carolina 28202-6039.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Each material contract, agreement, arrangement and understanding between the Company or its affiliates and (i) its executive officers, directors or affiliates and (ii) the Purchaser, Parent, its executive officers, directors or affiliates is described in the attached Schedule I or set forth below.

     The Merger Agreement. The following is a summary of the Merger Agreement, a copy of which is filed as Exhibit 99.1. Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of the execution of the Merger Agreement. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in this Item 3. Purchaser and Parent have agreed with the Company that no change in the Offer may be made that decreases the price per Share payable in the Offer, that changes the form of consideration payable in the Offer, that reduces the number of Shares to be purchased in the Offer, that imposes conditions to the Offer in addition to those set forth in this Item 3, or that changes the Minimum Condition.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with Nevada Law, at the Effective Time, Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and as an indirect wholly owned subsidiary of Parent. Notwithstanding the foregoing, Parent may elect at any time prior to the fifth business day immediately preceding the date on which the Proxy Statement (as hereinafter defined) is mailed initially to the Company's stockholders, to merge the Company into Purchaser or another direct or indirect wholly owned subsidiary of
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Parent. In such event, the parties agreed to execute an appropriate amendment to the Merger Agreement in order to reflect the foregoing and to provide, as the case may be, that Purchaser or such other wholly owned subsidiary of Parent shall be the Surviving Corporation.

     Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares owned by Purchaser, Parent, the Company or any wholly owned subsidiary of Parent or the Company and any Shares that are held by stockholders who have properly exercised their rights of dissent with respect to such Shares in accordance with Nevada Law) shall be cancelled and converted automatically into the right to receive the Merger Consideration. Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one share of common stock, par value $.01 per share, of the Surviving Corporation.

     The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that, unless otherwise determined by Parent prior to the Effective Time, and subject to the requirements described below with respect to indemnification, at the Effective Time, the Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation and shall be amended and restated to conform to the Articles of Incorporation of Purchaser as in effect immediately prior to the Effective Time; provided, however, that, at the Effective Time, Article I of the Articles of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is Core Industries Inc" and the Articles of Incorporation of the Surviving Corporation shall be amended if required to comply with the requirements described below with respect to indemnification. The Merger Agreement also provides that the Bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the Bylaws of the Surviving Corporation.

     Company Stockholders' Meeting; Proxy Statement. Pursuant to the Merger Agreement, unless not required under Nevada Law, the Company shall duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Stockholders' Meeting"). The Merger Agreement provides that, unless not required under Nevada law, the Company shall, as soon as practicable following consummation of the Offer, file with the Commission under the Exchange Act, and use its best reasonable efforts to have cleared by the Commission, a proxy statement and related proxy materials (the "Proxy Statement") with respect to the Stockholders' Meeting and shall cause the Proxy Statement to be mailed to stockholders of the Company at the earliest practicable time. The Company has also agreed, subject to the fiduciary duties of the Board under applicable law as advised in writing by counsel, to include in the Proxy Statement the unanimous recommendation of the Board that the stockholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby and to use its best reasonable efforts to obtain such approval and adoption. Parent and Purchaser have each agreed to vote all Shares beneficially owned by them in favor of the Merger.

     Conduct of Business. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the election or appointment of Purchaser's designees to serve on the Company's Board of Directors (the "Purchaser's Election Date"), unless Parent shall otherwise agree in writing, each of the Company and its Subsidiaries (as defined in the Merger Agreement) shall conduct its business only in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall use its best efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and its Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with which the Company or any Subsidiary has significant business relations. The Merger Agreement also provides that, except with the prior written consent of Parent or as contemplated by the Merger Agreement, neither the Company nor any Subsidiary shall, between the date of the Merger Agreement and the Purchaser's Election Date, directly or indirectly do, or propose to do, any of the following: (a) amend or otherwise change its Articles of Incorporation or Bylaws or equivalent organizational

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documents; (b) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (i) any shares of capital stock of any class of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary (except for the issuance of a maximum of 696,049 Shares issuable pursuant to employee and director stock options outstanding on the date thereof) or (ii) any assets of the Company or any Subsidiary, except for sales in the ordinary course of business and in a manner consistent with past practice; (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for such declarations, set asides, and payment of cash dividends declared at times and in amounts consistent with the Company's current dividend policy ($.06 per Share per quarter); (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets other than in the ordinary course of business; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, pledge in respect of or otherwise as an accommodation become responsible for the obligations of any person, or make any loans or advances, except in the ordinary course of business and consistent with past practice; (iii) enter into any contract or agreement other than contracts or agreements entered into in the ordinary course of business, consistent with past practice and which require payments by the Company or its Subsidiaries in an aggregate amount of less than U.S. $250,000; (iv) terminate, cancel or request any material change in, or agree to any material change in, any of certain specified material contracts and with respect to all other material contracts, except in the ordinary course of business consistent with past practice; (v) authorize any single capital expenditure (excluding software development activity) which is in excess of U.S. $250,000 or capital expenditures which are, in the aggregate, in excess of U.S. $1,000,000 for the Company and its Subsidiaries taken as a whole; or (vi) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter described in this clause (e); (f) increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees of the Company or any Subsidiary who are not officers of the Company, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee or circulate to any employee any details of any proposal to adopt or amend any such plan; (g) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures (including, without limitation, procedures with respect to the payment of accounts payable and collection of accounts receivable); (h) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability;
(i) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against on the Company's consolidated balance sheet included in its Quarterly Report on Form 10-Q for the period ended February 28, 1997 or subsequently incurred in the ordinary course of business and consistent with past practice; or (j) settle or comprise any pending or threatened suit, action or claim that is material or which relates to any of the transactions contemplated by the Merger Agreement; or (k) announce an intention, enter into any formal or informal agreement, or otherwise make a commitment, to do any of the foregoing or any action that would result in any of the conditions to the Offer not being satisfied (other than as contemplated by the Merger Agreement).

     Designation of Directors. The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as shall give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to the following sentence) multiplied by the percentage that the

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aggregate number of Shares beneficially owned by Purchaser or any affiliate of
Purchaser at such time bears to the total number of Shares then outstanding. Pursuant to the Merger Agreement, the Company agrees, at such time of purchase, to promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both. The Merger Agreement also provides that, at such times, the Company shall use its best efforts to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board of
(a) each committee of the Board (some of whom may be required to be independent as required by applicable law or requirements of the New York Stock Exchange),
(b) each board of directors of each Subsidiary and (c) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, the Merger Agreement provides that until the time Purchaser acquires a majority of the then outstanding Shares on a fully diluted basis, the Company shall use its best efforts to ensure that all the members of the Board and each committee of the Board and such boards and committees of the Subsidiaries as of the date thereof who are not employees of the Company shall remain members of the Board and of such boards and committees.

     Amendments. The Merger Agreement provides that following the election or appointment of Parent's designees in accordance with the immediately preceding paragraph and prior to the Effective Time, any amendment of the Merger Agreement or the Articles of Incorporation or Bylaws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or any waiver of any of the Company's rights thereunder will require the concurrence of a majority of those directors of the Company then in office other than directors designated by Purchaser or directors who are employees of the Company or, if no such directors are then in office, no such amendment, termination, extension or waiver shall be effected which is materially adverse to the holders of Shares (other than Parent and its subsidiaries).

     Access to Information; Confidentiality. Pursuant to the Merger Agreement, from the date of the Merger Agreement to the consummation of the Offer, the Company agreed to, and to cause its Subsidiaries and the officers, directors, employees, auditors and agents of the Company and its Subsidiaries to, afford the officers, employees and agents of Parent and Purchaser complete access at all reasonable times to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary and to furnish Parent and Purchaser with all financial, operating and other data and information as Parent or Purchaser, through its officers, employees or agents, may reasonably request. Parent and Purchaser agreed in the Merger Agreement to keep such information confidential in accordance with the confidentiality agreement, dated October 2, 1996 (the "Confidentiality Agreement"), between Parent and the Company. Pursuant to the Merger Agreement, the Company, Parent and Purchaser agreed, from the date of the Merger Agreement to the completion of the Offer, to the extent permitted by applicable law, to cooperate reasonably with each other to effect an orderly transition including, without limitation, with respect to communications with the Company's customers and employees.

     No Solicitation of Transactions. The Company has agreed that neither the Company nor any Subsidiary shall, directly or indirectly, through any officer, director, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person relating to any acquisition or purchase of all or any material portion of the assets of, or any equity interest in, the Company or any material Subsidiary or any business combination with the Company or any material Subsidiary or participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. Notwithstanding the foregoing, the Merger Agreement permits the Board to furnish information to, or enter into discussions or negotiations with, any person in connection with an unsolicited (from the date of the Merger Agreement) proposal in writing by such person to acquire the Company pursuant to a merger, consolidation, share exchange, business combination or other similar transaction or to acquire all or substantially all of the assets of the Company or any of its Subsidiaries, if, and only to the extent that, (a) the Board, after consultation with independent legal counsel (which may include its regularly engaged independent legal counsel), determines in good faith that such action is required for the Board to comply with its fiduciary duties to stockholders imposed by Nevada Law and (b) prior to furnishing such

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information to, or entering into discussions or negotiations with, such person, the Company uses its reasonable best efforts to obtain from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement (or obtained a confidentiality agreement prior to the date of the Merger Agreement). Pursuant to the Merger Agreement, the Company agreed to immediately cease and cause to be terminated all existing discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. Moreover, the Company agreed (x) to notify Parent promptly if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and (y) not to release any third party from, or waive any provision of, any confidentiality or, subject to the fiduciary duties of the Board, standstill agreement to which the Company is or may become a party.

     Treatment of Stock Options; Deferred Director Fees. The Merger Agreement provides that each outstanding option to purchase Shares granted under the Company's 1978 Stock Option Plan, 1988 Stock Option Plan, 1988 Director Discounted Stock Option Plan, 1991 Director Discounted Stock Option Plan and 1993 Performance Incentive Plan (the "Stock Option Plans") shall, immediately prior to the Effective Time, become exercisable regardless of the vesting schedule contained in any stock option agreement or in any of the Stock Option Plans and shall be canceled at the Effective Time. In the event that any unexercised option is canceled by the Company, each holder of a canceled option shall be entitled to receive, at the Effective Time or as soon as practicable thereafter, from the Company, in consideration for the cancellation of such option, an amount (subject to any applicable withholding tax) in cash equal to the product of (a) the number of Shares previously subject to such option and
(b) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such option. The Merger Agreement also provides that, at the Effective Time, the Company shall pay to each individual who served as a director of the Company prior to the Effective Time any and all deferred director fees owed to such individual.

     Indemnification and Insurance. Pursuant to the Merger Agreement, the Articles of Incorporation and Bylaws of the Surviving Corporation are required to contain provisions no less favorable with respect to indemnification than are set forth in Article VI of the Bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at any time to and including the Effective Time were directors, officers, employees, fiduciaries or agents (collectively "Representatives") of the Company in respect of acts or omissions occurring at or prior to the Effective Time (including, without limitation, the matters contemplated by the Merger Agreement), unless such modification shall be required by law. Moreover, from and after the Purchaser's Election Date, the Merger Agreement prohibits the amendment, repeal or other modification of the indemnification and advancement of expenses provisions of Article VI of the Bylaws of the Company or the Articles of Incorporation or Bylaws of any of its Subsidiaries in any manner that would adversely affect the rights thereunder of Representatives of the Company or its Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the matters contemplated by the Merger Agreement), unless such modification is required by law.

     The Merger Agreement also provides that prior to the Effective Time, the Company shall, and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former Representative of the Company and each Subsidiary (collectively, the "Indemnified Parties") against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as a Representative, whether occurring before or after the Effective Time, for a period of six years after the date of the Merger Agreement (and shall pay any expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under Nevada Law, and, with respect to Indemnified Parties who are or were directors or officers of the Company, upon receipt from the Indemnified Party to whom expenses are advanced of any undertaking to repay such advances required under Nevada Law).

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     Pursuant to the Merger Agreement, the Company, from and after the date of the Merger Agreement and to and including the Effective Time, and the Surviving Corporation, from the Effective Time until six years thereafter, each agreed to use its best efforts to maintain in effect, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring on or prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 250% of current annual premiums paid by the Company for such insurance (which annual premiums the Company has represented in the Merger Agreement to be approximately $110,000).

     The Merger Agreement provides that in the event the Company or the Surviving Corporation or any of their respective successors or assigns (a) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or
(b) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent's option, Parent, shall assume the obligations described above. The Merger Agreement provides that the obligations described above shall survive the Effective Time.

     Employee Benefits. Pursuant to the Merger Agreement, for a period of one year from the Effective Time, Parent has agreed to, or to cause the Company or the Surviving Corporation to, maintain the employee benefit plans (other than the Stock Option Plans) which the Company maintains for the benefit of, or which are open to, a majority of the employees of the Company on the terms in effect on the date of the Merger Agreement, or such other plans, arrangements or programs as will provide employees with benefits that in the aggregate are substantially equivalent to, and no less favorable than, those provided under the employee benefit plans (other than the Stock Option Plans) as in effect on the date of the Merger Agreement.

     In addition, Parent shall, or shall cause the Surviving Corporation to, assume and agree to perform certain specified agreements (the "Change of Control Agreements") in the same manner and to the same extent that the Company is required to perform such agreements. The Change of Control Agreements are described in Schedule I hereto.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto, including representations by the Company as to the Company's filings with the Commission, consolidated financial statements of the Company and its Subsidiaries, the absence of certain changes or events concerning the Company's business, compliance with law and certain contracts, litigation, insurance, licenses and permits, employee benefit plans, labor matters, ownership of assets, trademarks, patents and copyrights, environmental matters, brokers, taxes, absence of certain business practices and letters of credit, surety bonds and guarantees.

     The Company also represented in the Merger Agreement that (a) the Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of the stockholders of the Company, (ii) approved and adopted the Merger Agreement and the transactions, including, without limitation, the Offer, the purchase of Shares pursuant to the Offer and the Merger, contemplated thereby, (iii) taken all action to redeem the rights issued to stockholders pursuant to the Rights Agreement dated September 16, 1987 between the Company and Harris Trust and Savings Bank, (iv) amended the Company's Bylaws to provide that the provisions of Sections 78.378 to 78.3793 of the Nevada Law shall not apply to the Company, and (v) recommended that the stockholders of the Company accept the Offer and approve and adopt the Merger Agreement and the transactions, including, without limitation, the Merger, contemplated thereby and (b) approval of the Merger Agreement by the Board constitutes approval of a "memorandum of understanding" setting forth the principal terms of a transaction governed by, and within the meaning of, Article Eleventh of the Company's Articles of Incorporation. Approval by the Board of such a "memorandum of understanding" renders inapplicable to the Merger certain provisions in the Company's Articles of Incorporation that would otherwise require the approval of the Merger by the holders of not less than four-fifths of the outstanding Shares.

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     Parent represented and warranted to the Company in the Merger Agreement, among other things, that Parent has, or has commitments to obtain, sufficient funds to permit Purchaser to acquire all the outstanding Shares in the Offer and the Merger, evidence of which has been provided to the Company.

     Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions and only the following conditions: (a) the Merger Agreement and the transactions contemplated by the Merger Agreement shall have been approved and adopted by the affirmative vote of the stockholders of the Company (unless the vote of the stockholders is not required by Nevada Law); (b) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (c) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by Parent or Purchaser or any affiliate of either of them or the consummation of the Merger illegal or otherwise restricting, preventing or prohibiting the consummation of the transactions contemplated by the Merger Agreement; and (d) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that neither Parent nor Purchaser shall be entitled to assert the failure of this condition if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

     Termination. The Merger Agreement may be terminated and the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of the Company: (a) by mutual written consent duly authorized by the Boards of Directors of Parent, Purchaser and the Company prior to Purchaser's Election Date; (b) by Parent, Purchaser or the Company if (i) the Effective Time shall not have occurred on or before December 31, 1997 (so long as the party seeking such termination has not failed to fulfill any obligation under the Merger Agreement, which failure has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date) or (ii) any court of competent jurisdiction in the United States or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (c) by Parent, upon approval of its Board of Directors, if (i) due to an occurrence or circumstance that would result in a failure to satisfy any condition to the Offer, Purchaser shall have (A) failed to commence the Offer within 30 days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer; unless such action or inaction under (A), (B) or (C) shall have been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or Purchaser of any material representation or warranty of either of them contained in the Merger Agreement or (ii) prior to the purchase of Shares pursuant to the Offer, the Board or any committee thereof shall have withdrawn or modified in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement or shall have recommended another merger, consolidation, business combination with, or acquisition of, the Company or its assets or another tender offer or exchange offer for Shares, or shall have resolved to do any of the foregoing; or (d) by the Company, upon approval of the Board, if (i) due to an occurrence or circumstance that would result in a failure to satisfy any condition to the Offer, Purchaser shall have (A) failed to commence the Offer within 30 days following the date of this Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such action or inaction under (A), (B), and (C) shall have been caused by or resulted from the failure of the Company to perform in any material respect any material covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any material representation or warranty of it contained in the Merger Agreement or (ii) prior to the purchase of Shares pursuant to the Offer, the Board shall have withdrawn or modified in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement in order to approve the execution by the Company of a definitive agreement providing for the acquisition of the Company or any of its assets by a sale, merger or other business combination or in order to approve a tender offer or exchange offer for Shares by a third party, in either case, as the Board determines in good faith that such action is required for the Board to comply with its fiduciary duties to stockholders, after consultation with its independent legal counsel and financial advisers, and is on terms more favorable to the Company's stockholders than the Offer and the Merger taken together; provided, however, that such termination under clause (ii) above shall not be effective until the Company has made payment to Parent of the Fee (as hereinafter defined) required to be paid as described below and has deposited with a mutually acceptable escrow agent U.S. $3.0 million for reimbursement to Parent and Purchaser of Expenses (as hereinafter defined).

     In the event of the termination of the Merger Agreement, the Merger Agreement provides that it shall forthwith become void, and there shall be no liability on the part of any party hereto, except under the provisions of the Merger Agreement related to fees and expenses described below and confidentiality and except for liability of any party for breach of the Merger Agreement prior to its termination.

     Fees and Expenses.  The Merger Agreement provides that in the event that
(a) any person (including, without limitation, the Company or any affiliate thereof), other than Parent or any affiliate of Parent, shall have become the beneficial owner of more than 25% of the then outstanding Shares and the Merger Agreement shall have been terminated and within 12 months of such termination a Third Party Acquisition (as defined hereinafter) shall occur; or (b) any person shall have commenced, publicly proposed or communicated to the Company a proposal that is publicly disclosed for a tender or exchange offer for 25% or more (or which, assuming the maximum amount of securities that could be purchased, would result in any person beneficially owning 25% or more of the then outstanding Shares) or otherwise for the direct or indirect acquisition of the Company or all or substantially all of its assets for per Share consideration having a value greater than the Per Share Amount and (i) the Offer shall have remained open for at least 20 business days, (ii) the Minimum Condition shall not have been satisfied and (iii) the Merger Agreement shall have been terminated; or (c) the Merger Agreement is terminated pursuant to the termination provisions described in clause (c)(ii) or (d)(ii) of the second preceding paragraph, then, in any such event, the Company shall pay Parent promptly (but in no event later than one business day after the first of such events shall have occurred) a fee of U.S. $10.0 million (the "Fee"), which amount shall be payable in immediately available funds, plus all Expenses (as hereinafter defined).

     The Merger Agreement also provides that so long as neither Parent nor Purchaser is in material breach of its obligations under the Merger Agreement, if (a) the Merger Agreement is terminated as described in clause (c) of the third preceding paragraph due to the material breach of the Company's obligations under the Merger Agreement or (b) the Merger Agreement is terminated as described in clause (c) of the third preceding paragraph because of the failure of representations and warranties of the Company to be true and correct, which failures in the aggregate have or are reasonably likely to have any change or effect that is or is reasonably likely to be materially adverse to the business, operations, condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) of the Company and its Subsidiaries taken as a whole (a "Material Adverse Effect"), then, in either case (a) or (b), the Company shall promptly reimburse Parent and Purchaser for all Expenses.

     "Expenses" is defined in the Merger Agreement to mean all out-of-pocket expenses and fees up to U.S. $3.0 million in the aggregate (including, without limitation, fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel for arranging, committing to provide or providing any financing for the transactions contemplated by the Merger Agreement or structuring such transactions and all fees of counsel, accountants, experts and consultants to Parent and Purchaser, and all printing and advertising expenses) actually incurred or accrued by either of them or on their behalf in connection with the transactions contemplated by the Merger Agreement, including, without limitation, the financing thereof, and actually incurred or accrued by banks, investment banking firms, other financial institutions and other persons and assumed by Parent and Purchaser in connection with the negotiation, preparation, execution and performance of the Merger Agreement, the structuring and financing of the transactions contemplated by the Merger Agreement and any financing commitments or agreements relating thereto. In the event that the Company shall fail to pay the Fee or any Expenses when due, the term "Expenses" is deemed to include the costs and expenses actually incurred or accrued by Parent and Purchaser (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of the fees and expenses provision of the Merger Agreement, together with interest on such unpaid Fee and Expenses, commencing on the date that the Fee or such Expenses became due, at a per annum rate equal to the rate of interest publicly announced by Morgan Guaranty Trust Company of New York, from time to time, in the City of New York, as such bank's prime rate plus 1.00 percentage point.

     "Third Party Acquisition" is defined in the Merger Agreement to mean the occurrence of any of the following events: (i) the acquisition of the Company by merger, consolidation or other business combination transaction by any person other than Parent, Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by any Third Party of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole; (iii) the acquisition by a Third Party of 50% or more of the outstanding Shares whether by tender offer, exchange offer or otherwise; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company or any of its Subsidiaries of 50% or more of the outstanding Shares.

     Except as set forth above, all costs and expenses incurred by Parent, Purchaser and the Company in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses, whether or not any such transaction is consummated.

     Confidentiality Agreement. The following is a summary of the Confidentiality Agreement, a copy of which is filed as Exhibit 99.3. Such summary is qualified in its entirety by reference to the Confidentiality Agreement.

     On October 2, 1996, Parent entered into the Confidentiality Agreement with the Company. Under the Confidentiality Agreement, Parent agreed to use information furnished by the Company or gathered by Parent by inspection of the Company and its Subsidiaries that is not otherwise generally available to the public (other than as a result of disclosure by Parent or its representatives) (the "Evaluation Materials") exclusively for the purpose of evaluating an acquisition transaction with the Company. In addition, Parent agreed not to disclose any of the Evaluation Materials other than under certain circumstances. Under the Confidentiality Agreement, Parent agreed that for a period of two years from the date of the Confidentiality Agreement neither it nor any of its affiliates would in any manner, directly or indirectly: (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company; (ii) any tender or exchange offer, merger or other business combination involving the Company; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company; or
(iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Commission) or consents to vote any voting securities of the Company; (b) form, join or in any way participate in a "group" (as defined under the Exchange
Act); (c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company, (d) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing. Parent also agreed under the Confidentiality Agreement that for a period of one year from the date of the Confidentiality Agreement none of its employees who gain access to the Evaluation Material and no employee resident in its Charlotte, North Carolina corporate office directly or indirectly would solicit to employ any of the current officers or employees of the Company without obtaining the prior written consent of the Company.

     Fee Agreement. The following is a summary of the letter agreement dated June 20, 1997, between Parent and the Company (the "Fee Agreement"), a copy of which is filed as Exhibit 99.2. Such summary is qualified in its entirety by reference to the Fee Agreement.

     Parent and the Company entered into the Fee Agreement on June 20, 1997, which attached as an exhibit a draft copy of the Merger Agreement. Pursuant to the Fee Agreement, Parent represented that it had completed its due diligence investigation with respect to the Company and its assets, properties, claims, liabilities and business, that Parent was satisfied with the results of such investigation, that Parent had scheduled a meeting of its Board of Directors for Wednesday, June 25, 1997 to consider approval of the Merger Agreement, and that management of Parent would recommend that its Board approve the Merger Agreement. The Company represented that it had scheduled a meeting of the Board for not later than Tuesday, June 24, 1997, to consider approval of the Merger Agreement, and that management of the Company would recommend that the Board approve the Merger Agreement.

     Pursuant to the Fee Agreement, the Company agreed that, in the event (i) the Board did not approve the Merger Agreement on or before June 25, 1997, (ii) an authorized officer of the Company did not execute and deliver the Merger Agreement on or before June 25, 1997, or (iii) management of the Company rescinded its agreement to the Merger Agreement prior to Parent's execution thereof, then the Company would pay promptly to Parent, as liquidated damages, a fee of $10,000,000 (the "Fee") plus all Expenses (as defined in the Merger Agreement) up to a maximum of $3,000,000. The Fee Agreement also provides that, notwithstanding the foregoing, the Fee Agreement would terminate without liability accruing to either party if (a) the Board of Directors of Parent shall not have approved the Merger Agreement by 11:59 p.m., Eastern Daylight Savings Time on June 25, 1997, or (ii) an authorized officer of Parent shall not have executed and delivered the Merger Agreement by 11:59 p.m., Eastern Daylight Savings Time on such date. In the event either of such conditions were not satisfied, the Company would have no obligation to pay the Fee or Expenses.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendations of the Board of Directors.

     The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company. The Board of Directors unanimously recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

     (b) Background; Reasons for the Recommendation.

     In the summer of 1996, three investment banking firms were interviewed by representatives of the Company to seek assistance regarding long-term strategic planning alternatives, including the possible sale of the Company. In August 1996, a financial advisor under general engagement by Parent contacted Harold M. Marko, a director and Chairman Emeritus of the Company, to arrange a meeting between Mr. Marko and Richard A. Bearse, a senior vice president of Parent. On September 5, 1996, Mr. Bearse met with Mr. Marko and Alan E. Schwartz, a director of the Company, to discuss Parent's business and desire to acquire attractive companies with strong market positions in proprietary engineered products. On October 2, 1996, Parent, through its wholly-owned subsidiary United Dominion Industries, Inc., entered into a confidentiality agreement with the Company agreeing to keep certain information confidential and not to take certain action to obtain control of the Company. See "Confidentiality Agreement" in Item 3. On October 9, 1996, members of the Company's senior management, including David R. Zimmer, the Company's President and Chief Executive Officer, Mr. Marko, Mr. Schwartz and Lawrence J. Murphy, the Company's Executive Vice President, met with Mr. Bearse and William R. Holland, Parent's Chairman and Chief Executive Officer, to discuss interest in a possible business combination.

     On November 7, 1996, Parent delivered a draft letter of intent outlining a proposal for Parent to acquire the Company. On November 20, 1996, the Company's Board of Directors met to consider Parent's proposal; at that meeting, the Company's Board of Directors also met with representatives of Goldman, Sachs & Co. ("Goldman Sachs"), and the Board of Directors determined, based on the results of the earlier interviews described above, to engage Goldman Sachs as the Company's financial advisor. Over the next several months, representatives of Goldman Sachs contacted, and in some cases met with, those companies, including Parent, which senior management of the Company and Goldman Sachs had determined to be the most likely potential purchasers of the Company. During that period, the Company's Board of Directors and Executive Committee received ongoing updates of such process. On March 26, 1997, upon the recommendation of the Compensation Committee of the Company's Board of Directors, the Board of Directors approved the execution of the Change of Control Agreements with the Company's executives described in Schedule I hereto (except that Mr. MacGuidwin's Change of Control Agreement was approved on May 27, 1997).

     On May 12, 1997, Mr. Zimmer, Mr. Murphy and Mark J. MacGuidwin, the Company's Vice President-Finance and Chief Financial Officer, along with representatives of Goldman Sachs, met with representatives of Parent's senior management, including Mr. Holland and Mr. Bearse, to update Parent on the Company's recent operations and activities. Following the meeting, on May 14, 1997, Parent delivered to Goldman Sachs Parent's expression of interest and a draft letter of intent outlining the material terms of a proposed acquisition of the Company. Shortly thereafter, the Company, through Goldman Sachs, advised Parent that although the Company did not wish to enter into a letter of intent it encouraged Parent to proceed with developing a formal proposal. Beginning May 22, 1997, representatives of Parent met with members of the Company's senior management and visited various Company locations to conduct on-site review of the Company's businesses and to conduct due diligence examinations. In addition, representatives of the Company and Parent, their financial advisors and legal counsel commenced negotiation of the definitive terms of the Merger Agreement.

     During the business day of June 16, 1997, as a result of increases in the market price of the Shares, the Company publicly announced that it was engaged in discussions with a third party relating to a possible sale of the Company. On the morning of June 17, 1997, Mr. Holland notified Mr. Zimmer that Parent would not proceed with consideration of the transaction unless it received assurances that if a third party acquired the Company, the Company would compensate Parent. On June 20, 1997, representatives of Parent and the Company completed substantive negotiations on the Merger Agreement, and the Company's Board of Directors met, along with representatives of Goldman Sachs, to review the Merger Agreement, issues related to the Merger Agreement and Parent's request for an interim compensation arrangement. At the June 20, 1997 meeting, the Company's Board of Directors, among other things, redeemed the Company's preferred share purchase rights and approved the execution by the Company and Parent of a letter agreement providing that if the Company's Board of Directors did not approve the Merger Agreement on or before June 25, 1997, an authorized officer of the Company did not execute and deliver the Merger Agreement to Parent on or before June 25, 1997 or the Company approved and executed the Merger Agreement but rescinded its agreement to the Merger Agreement prior to the execution thereof by Parent, then the Company would pay to Parent, as liquidated damages, a fee of $10,000,000 plus out-of-pocket expenses of up to $3,000,000, unless parent's Board of Directors had not approved the Merger Agreement, and an authorized officer of Parent had not executed and delivered the Merger Agreement, by 11:59 p.m. on June 25, 1997. See "Fee Agreement" in Item 3.

     On June 24, 1997, the Company's Board of Directors met. At that meeting, representatives of Goldman Sachs were present. After a presentation with respect to the Merger Agreement, including Goldman Sachs' oral opinion described below, the Company's Board of Directors unanimously approved the Merger Agreement and the Offer and the Merger contemplated by it. On June 25, 1997, upon being advised that the Company's Board of Directors had approved the Merger, the Offer and the other transactions contemplated by the Merger Agreement, Parent's Board of Directors approved the Merger Agreement. The Merger Agreement was executed by the Company, Parent and Purchaser on the evening of June 25, 1997, and a press release announcing the execution of the Merger Agreement was issued on the morning of June 26, 1997.

     In making the determinations and recommendations set forth in Item 4(a) above, the Board considered a number of factors, including, without limitation, the following:

          (i) The terms and conditions of the Offer and the Merger Agreement;

          (ii) Various presentations by management at Board of Director meetings held on and before June 24, 1997 regarding the financial condition, results of operations, business and prospects of the Company, including the prospects of the Company if it were to remain independent;

          (iii) The results of contacts by Goldman Sachs on behalf of the Company with certain potential strategic acquirors;

          (iv) The trading price of the Shares and that the $25.00 per Share Offer price represents a premium of approximately 27% over the closing sales price for the Shares on the New York Stock Exchange on June 13, 1997, the last trading day prior to the public announcement of the Company's ongoing discussions with a third party;

          (v) The presentation of Goldman Sachs at the June 24, 1997 Board of Directors' meeting and its oral opinion (which was subsequently confirmed in writing) to the effect that, as of the date of such opinion, the $25.00 in cash to be received by holders of the Shares in the Offer and the Merger was fair to the Company's stockholders. A copy of the opinion of Goldman Sachs, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Goldman Sachs, is attached hereto and filed as Exhibit 99.6, and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF GOLDMAN SACHS CAREFULLY IN ITS ENTIRETY;

          (vi) That the Merger Agreement permits the Company if, and only to the extent that, the Board of Directors of the Company after consulting with Goldman Sachs and independent counsel and taking into consideration the advice of Goldman Sachs and upon the advice of such counsel, determines in good faith that such action is required by the Board of Directors to comply with its fiduciary duty to stockholders imposed by Nevada law to furnish information in response to requests which were not solicited by the Company after date of the Merger Agreement to third parties pursuant to confidentiality agreements, and to participate in discussions and negotiations with any third party that has submitted an unsolicited proposal in writing to the Company to acquire the Company;

          (vii) The termination provisions of the Merger Agreement, which were a condition to Parent's proposal, providing that Parent would be entitled to a fee of $10 million and reimbursement of expenses of up to $3 million upon the termination of the Merger Agreement under certain circumstances; and

          (viii) The representation of Parent and the Purchaser that Parent has, or has commitments to obtain, sufficient funds to permit Purchaser to consummate the Offer and the Merger.

     The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Goldman Sachs as its financial advisor in connection with the possible sale or merger of the Company. The Company has agreed to pay Goldman Sachs for its services an aggregate financial advisory fee equal to 1% of the total consideration paid by a purchaser in any such transaction. The Company also has agreed to reimburse Goldman Sachs for its out-of-pocket expenses, including the reasonable fees and expenses of its counsel, and to indemnify Goldman Sachs against certain liabilities, including liabilities under the federal securities laws, arising in connection with its engagement.

     In the ordinary course of its business, Goldman Sachs may from time to time effect transactions and hold positions in securities of the Company and Parent.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, except for (i) Shares the sale of which may result in liability for the holder(s) under Section 16(b) of the Exchange Act, (ii) Shares which are subject to restrictions on transfer and (ii) gifts of Shares to family members or charitable organizations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Purchaser.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) The Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) There are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 99.1 Agreement and Plan of Merger, dated as of June 25, 1997, among the Company, Parent and Purchaser
    Exhibit 99.2   Letter Agreement, dated as of June 20, 1997, between the
                   Company and Parent
    Exhibit 99.3   Confidentiality Agreement dated October 2, 1996 between the
                   Company and Parent
    Exhibit 99.4 Form of Letter addressed to stockholders of the Company, dated July 2, 1997
    Exhibit 99.5   Press Release issued by the Company on June 26, 1997
    Exhibit 99.6   Opinion of Goldman, Sachs & Company dated June 25, 1997
    Exhibit 99.7   Change of Control Agreement between the Company and Mark J.
                   MacGuidwin dated May 27, 1997
    Exhibit 99.8   Change of Control Agreement between the Company and David R.
                   Zimmer dated March 26, 1997.*
    Exhibit 99.9   Change of Control Agreement between the Company and Lawrence
                   J. Murphy dated March 26, 1997.*
    Exhibit 99.10  Change of Control Agreement between the Company and Thomas
                   G. Hooper dated March 26, 1997.*
    Exhibit 99.11  Change of Control Agreement between the Company and James P.
                   Dixon dated March 26, 1997.*

---------------
* Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ending February 28, 1997.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            CORE INDUSTRIES INC

                                            By:     /s/ DAVID R. ZIMMER
                                              ----------------------------------
                                                       David R. Zimmer
                                                President and Chief Executive
                                                            Officer

                                                                      SCHEDULE I

                              CORE INDUSTRIES INC
                           500 NORTH WOODWARD AVENUE
                        BLOOMFIELD HILLS, MICHIGAN 48303

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
                                ---------------

     This Information Statement is being mailed on or about July 2, 1997, to the holders of record of the Shares at the close of business on or about June 27, 1997, as a part of the Company's Solicitation/Recommendation Statement on
Schedule 14D-9 with respect to the Offer by UD Nevada Corp. (the "Schedule 14D-9"). You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company. The Merger Agreement requires the Company to use all reasonable efforts to cause the Purchaser Designees (as defined below) to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "Board of Directors and Executive Officers-Right to Designate Directors; The Purchaser Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on July 2, 1997. The Offer is scheduled to expire at 12:00 midnight, Eastern Daylight Savings Time, on Wednesday, July 30, 1997, unless the Offer is extended.

     The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase, the related Letter of Transmittal and the Schedule 14D-9, copies of which are being delivered to the Company's shareholders contemporaneously herewith.

     The information contained in this Information Statement concerning Purchaser and the Purchaser Designees has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of June 27, 1997, there were 10,752,608 Shares outstanding. The Board of Directors currently consists of seven members, each of whom is elected to a three year term. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors (the "Purchaser Designees"), rounded up to the next whole number, on the Company's Board of Directors as shall give Purchaser representation on the Board of Directors equal to the product of the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser at such time bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause the Purchaser Designees to be elected as directors of the Company, including increasing the size of the Board of Directors or securing the resignations of incumbent directors or both. At such times, the Company shall use its best efforts to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board of Directors of (i) each committee of the Board of Directors, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the time Purchaser acquires a majority of the then outstanding Shares on a fully diluted basis, the Company shall use its best efforts to ensure that all the members of the Board of Directors and each committee of the Board of Directors and such boards and committees of such subsidiaries as of the date of the Merger Agreement who are not employees of the Company shall remain members of the Board of Directors and of such boards and committees.

     Purchaser has informed the Company that each of the Purchaser Designees listed below has consented to act as a director.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of a majority of the Shares pursuant to the Offer, which purchase cannot be earlier than July 30, 1997, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board of Directors.

     Biographical information concerning each of the Purchaser Designees is presented on the following page.

PURCHASER DESIGNEES

     The following table sets forth the name, age present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each Purchaser Designee. Each such person is a citizen of the United States, and his business address is 2300 One First Union Center, 301 South College Street, Charlotte, North Carolina 28202-6039.

                                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD
                NAME AND AGE                          DURING THE PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF
                ------------                     -------------------------------------------------------------------
William R. Holland, 58.......................    Chairman of Parent since 1987, and Chief Executive Officer of
                                                 Parent since 1986.
Robert E. Drury, 52..........................    Executive Vice President and Chief Administrative Officer of Parent
                                                 since 1995. Chief Financial Officer of Parent, 1992-1995, and
                                                 Senior Vice President of Parent, 1993-1995. Vice President of
                                                 Parent, 1987-1993.
Richard A. Bearse, 58........................    Senior Vice President, Planning and Development of Parent since
                                                 1996. President of Building Products segment of Parent, 1995-1996.
                                                 President and Chief Executive Officer of Flair Corporation, a
                                                 manufacturer of air and filtration systems (and a subsidiary of
                                                 Parent), 4647 Southwest 40th Avenue, Ocala, Florida 34474-5799,
                                                 1991-1995.
Jan K. Ver Hagen, 59.........................    President and Chief Operating Officer of Parent since 1994. Vice
                                                 Chairman, Emerson Electric Co., a manufacturer of a broad range of electrical and electronic products, 8000 W. Florissant Ave., St.
                                                 Louis, Missouri 63136, 1988-1994.
Glenn A. Eisenberg, 36.......................    Senior Vice President and Chief Financial Officer of Parent since
                                                 1995. Vice President of Planning and Development of Parent,
                                                 1992-1995. Director of Corporate Finance and Investor Relations of
                                                 Parent, 1991-1992.
J. Milton Childress, II, 39..................    Vice President of Parent since 1996. Director of Corporate
                                                 Development of Parent, 1992-1996.
Richard L. Magee, 39.........................    Vice President of Parent since 1996. Associate General Counsel of
                                                 Parent since 1993. Assistant General Counsel of Parent, 1989-1993.

     None of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best knowledge of the Company, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Purchaser that, to the best of Purchaser's knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the
Schedule 14D-9.

DIRECTORS

     Information with respect to the directors of the Company is as follows:

                 NAME AND YEAR                          POSITION AND OFFICES WITH THE COMPANY    TERM
            FIRST BECAME A DIRECTOR               AGE      AND OTHER PRINCIPAL OCCUPATION*      EXPIRES
            -----------------------               ---   -------------------------------------   -------
Harold M. Marko (1955)..........................  71    Chairman Emeritus of the Company......   1998
Alan E. Schwartz (1960).........................  71    Partner, Honigman Miller Schwartz and
                                                        Cohn, Detroit, Michigan, attorneys....   1998
Richard P. Kughn (1988).........................  67    Chairman and Chief Executive Officer,
                                                        Kughn Enterprises, a sole
                                                        proprietorship engaged in the
                                                        management of various business
                                                        interests.............................   1999
David R. Zimmer (1992)..........................  50    President and Chief Executive Officer
                                                        of the Company........................   1999
Lawrence J. Murphy (1992).......................  55    Executive Vice President and Secretary
                                                        of the Company........................   2000
Lloyd E. Reuss (1997)...........................  60    Former President, General Motors
                                                        Corporation...........................   2000
Robert G. Stone, Jr. (1976).....................  74    Chairman Emeritus, Kirby Corporation,
                                                        Houston, Texas, inland and off-shore
                                                        marine transportation and diesel
                                                        repair................................   2000

     Mr. Murphy is a director of Jabil Circuit, Inc.

     Mr. Reuss is a director of the following corporations: Detroit Mortgage & Realty; Handleman Company; International Speedway Corporation; and U.S. Sugar Corporation.

     Mr. Stone is a director of the following corporations: Novacare; Russell Reynolds Associates, Inc.; Tandem Computers, Inc.; Tejas Gas Corporation; and several funds managed by Scudder, Stevens & Clark. He is Director Emeritus of The Chubb Corporation, Corning, Inc., The Japan Fund, and The Pittston Company. Mr. Stone is also a Fellow of Harvard College.

     Mr. Schwartz is a director of the following corporations: The Detroit Edison Company; DTE Energy Company; Handleman Company; Howell Industries, Inc.; Pulte Corporation; and Unisys Corporation.

     Mr. Kughn is a director of AAA Michigan and Chairman Emeritus of Lionel L.L.C.

     Mr. Zimmer is a director of Twin Disc, Incorporated.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

     During the fiscal year ended August 31, 1996, the Board of Directors held eight meetings. All of the directors attended at least 75 percent of their respective board and committee meetings.

     The Company has a standing Audit Committee. The members of the Audit Committee are Harold M. Marko, Lloyd E. Reuss, and Alan E. Schwartz. During fiscal 1996, the Audit Committee held two meetings. The duties of the Audit Committee include recommending to the Board of Directors annually the

---------------

* The indicated occupations have been held by each director for the past five years, except that: Mr. Stone served as Chairman of the Board of Kirby Corporation until April, 1995; Mr. Kughn served as Chairman and Chief Executive Officer of Lionel Trains, Inc. until September, 1995; Mr.
  Zimmer served as President and Chief Executive Officer of New Venture Gear, Inc. from January, 1990 until March, 1992 (when he became President of Core Industries Inc); and Mr. Reuss served as President of General Motors Corporation from August, 1990 until April, 1992 and as Executive Vice President of New Vehicles and Systems of General Motors Corporation from April, 1992 until January, 1993.

appointment of the independent auditors; reviewing with the independent auditors the scope and results of the audit; reviewing the independent auditors' fees, including fees for professional services unrelated to the audit; and reviewing with the independent auditors and management the adequacy of the Company's accounting and financial controls.

     The Company has a standing Compensation Committee. The members of the Compensation Committee are Richard P. Kughn and Robert G. Stone, Jr. During fiscal 1996, the members of the Compensation Committee held two meetings as well as informal discussions in lieu of formal committee meetings. The duties of the Compensation Committee are: recommending to the Board of Directors the compensation arrangements for senior management and directors; and recommending to the Board compensation plans in which officers or directors are eligible to participate.

     The Company has a standing Executive Committee. The members of the Executive Committee are Harold M. Marko, Alan E. Schwartz and David R. Zimmer. During fiscal 1996, the Executive Committee held twelve meetings. The Executive Committee has and may exercise the authority of the Board of Directors in the management of the business of the Company between the meetings of the Board of Directors.

     The Company has a standing Nominating Committee. All of the non-employee members of the Board of Directors serve as the Nominating Committee. The Nominating Committee considers the performance of incumbent directors and recommends to the stockholders nominees for election as directors. During fiscal 1996, the members of the Nominating Committee held informal discussions in lieu of formal committee meetings.

EXECUTIVE OFFICERS

     The following sets forth certain information with respect to these persons who constitute the Company's executive officers as of June 27, 1997. These officers have been appointed to terms which continue until the next annual meeting of shareholders.

                                                                  FIRST SERVED
                    NAME AND POSITION                       AGE   AS OFFICER IN
                    -----------------                       ---   -------------
David R. Zimmer...........................................  50      March 1992
  President and Chief Executive Officer
Lawrence J. Murphy........................................  55    October 1990
  Executive Vice President
Mark J. MacGuidwin........................................  45    October 1996
  Vice President -- Finance and Chief Financial Officer
Thomas G. Hooper..........................................  53    October 1990
  Treasurer and Controller
James P. Dixon............................................  53    January 1994
  Vice President -- Technology

     Certain biographical information with respect to Messrs. Zimmer and Murphy is contained above under the caption "Directors."

     Mr. MacGuidwin has been employed by the Company as its Vice
President-Finance and Chief Financial Officer since October 1996. He previously served as the Vice President -- Controller of Varity Corporation (from April,
1995) and as Vice President -- Finance of Libbey-Owens-Ford Co. (from October,
1990).

     Mr. Hooper has served as the Treasurer and Controller of the Company since October 1990.

     Mr. Dixon has served as the Vice President-Technology of the Company since January 1997, and previously served as the Vice President -- Planning of the Company from January 1994 and as the Vice President-Marketing of the Company from October 1990.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the shares of the Company's Common Stock beneficially owned as of March 31, 1997 by the Company's directors, executive officers identified in the "Summary Compensation Table," and all directors and officers as a group. To the knowledge of the Company, no other persons were the beneficial owners of more than 5% of the Company's Common Stock on such date.

                                                                   SHARES            PERCENT OF
                                                                BENEFICIALLY         OUTSTANDING
                            NAME                                   OWNED              SHARES(1)
                            ----                                ------------         -----------
Harold M. Marko.............................................      427,236(2)             3.9%
Alan E. Schwartz............................................      190,300(3)             1.7
Richard P. Kughn............................................       68,109(4)             (5)
David R. Zimmer.............................................      173,075(6)             1.6
Lawrence J. Murphy..........................................       51,879(7)             (5)
Lloyd Reuss.................................................        1,000                (5)
Robert G. Stone, Jr.........................................        3,375                (5)
Mark J. MacGuidwin..........................................            0                (5)
Thomas G. Hooper............................................       16,667(8)             (5)
James P. Dixon..............................................       16,935(9)             (5)
All directors and executive officers as a group (10 persons
  including those listed above).............................      948,576(10)            8.6

---------------
 (1) Includes shares which such persons have the right to purchase within 60 days after March 31, 1997 upon the exercise of certain stock options.

 (2) In addition, 73,700 shares are owned by Mr. Marko's wife, as to which shares Mr. Marko disclaims any beneficial interest. Includes 35,736 shares subject to stock options exercisable within 60 days following March 31, 1997.

 (3) In addition, 15,471 shares are owned by Mr. Schwartz's wife, as to which shares Mr. Schwartz disclaims any beneficial interest. Includes 45,027 shares subject to stock options exercisable within 60 days following March 31, 1997.

 (4) Includes 68,109 shares subject to stock options exercisable within the 60 days following March 31, 1997.

 (5) Shares beneficially owned do not exceed one percent of the Company's Common Stock.

 (6) Includes 155,335 shares subject to stock options exercisable within the 60 days following March 31, 1997.

 (7) Includes 38,166 shares subject to stock options exercisable within the 60 days following March 31, 1997.

 (8) Includes 11,500 shares subject to stock options exercisable within the 60 days following March 31, 1997.

 (9) Includes 11,333 shares subject to stock options exercisable within the 60 days following March 31, 1997.

(10) Includes 365,206 shares subject to stock options exercisable within 60 days following March 31, 1997.

                         STOCK PRICE PERFORMANCE GRAPH

     The Stock Price Performance Graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Schedule 14D-9 and/or Information Statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

     The following Stock Price Performance Graph compares the cumulative stockholder return for the Company's common stock with the cumulative total return of the Standard & Poor's 500 Composite Index and the Standard & Poor's Diversified Manufacturers Index for the past five years.

Measurement Period (Fiscal              Core                  S & P Diversified
Year Covered                  Industries Inc       S & P 500                Mfr
1991                                     100             100                100
1992                                     120             108                 98
1993                                     221             124                124
1994                                     170             131                138
1995                                     191             159                181
1996                                     205             189                224
Compound Return                         15.4%           13.6%              17.5%

                           SUMMARY COMPENSATION TABLE

                                                           ANNUAL
                                                      COMPENSATION(1)
                                              --------------------------------
                  NAME AND                    FISCAL
             PRINCIPAL POSITION                YEAR    SALARY($)   BONUS($)(2)   OPTIONS(#)    OTHER
             ------------------               ------   ---------   -----------   ----------    -----
David R. Zimmer                                1996    $313,333     $211,239       83,000          --
  President and Chief                          1995     300,000      200,803           --          --
  Executive Officer                            1994     291,667      152,015       83,000          --
Lawrence J. Murphy                             1996     201,667      118,925       46,000          --
  Executive Vice President                     1995     195,000      108,400           --          --
  and Secretary                                1994     190,000       84,311       46,000          --
Raymond H. Steben, Jr.                         1996     123,283       53,961       30,000          --
  Vice President -- Finance                    1995     151,667       73,855           --          --
  and Chief Financial Officer(3)               1994     145,000       43,514       30,000          --
James P. Dixon                                 1996     150,000       94,407       14,000          --
  Vice President -- Technology                 1995     145,667       82,463           --          --
                                               1994     137,000       34,936       14,000     $62,888(4)
Thomas G. Hooper                               1996     115,333       46,060       12,000          --
  Treasurer and Controller                     1995     110,000       44,926           --          --
                                               1994     108,333       21,452       12,000          --

---------------
(1) Other annual compensation, which was less than the lesser of $50,000 or 10% of the individual's bonus and salary, is not shown.

(2) Inclusive of $112,068, $56,162, $26,792, $49,998 and $23,746 in 1996;
    $112,303, $60,625, $41,305, $46,119 and $25,126 in 1995; and $81,215,
    $36,536, $23,290, $18,854 and $15,136 in 1994 awarded to the five named individuals, respectively, in unrestricted common stock of the Company as part of the earned annual bonus.

(3) Mr. Steben was employed by the Company as Vice President -- Finance and Chief Financial Officer until June 17, 1996.

(4) Mr. Dixon relocated his household during the 1994 fiscal year. Of the amount shown, $58,382 was part of a relocation reimbursement agreed to in fiscal year 1990.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                           POTENTIAL REALIZABLE VALUE
                                                                                           AT ASSUMED ANNUAL RATES OF
                              NUMBER OF    % OF OPTIONS                                     STOCK PRICE APPRECIATION
                              SECURITIES    GRANTED TO     EXERCISE OR                         FOR OPTION TERM(2)
                              UNDERLYING   EMPLOYEES IN     BASE PRICE    EXPIRATION   ----------------------------------
            NAME               OPTIONS      FISCAL YEAR    ($/SHARE)(1)      DATE      0%($)      5%($)         10%($)
            ----              ----------   ------------    ------------   ----------   -----      -----         ------
David R. Zimmer..............   83,000         37.3%          $13.75       11/29/05      0     $   717,726   $  1,818,859
Lawrence J. Murphy...........   46,000         20.7            13.75       11/29/05      0         397,726      1,008,042
Raymond H. Steben, Jr. ......   30,000         13.5            13.75       11/29/05      0         259,419        657,419
James P. Dixon...............   14,000          6.3            13.75       11/29/05      0         121,062        306,795
Thomas G. Hooper.............   12,000          5.4            13.75       11/29/05      0         103,768        262,968
Total Stockholders(3)........                                                            0      92,724,413    234,981,868

---------------
(1) Vesting of the options, i.e. the right to exercise, initially depends upon accelerated growth in the market value of the Company's stock. One-third of the granted options will vest if the Company's stock averages greater than $15.81 for 30 calendar days before November 30, 1998, another one-third will vest if the Company's stock price averages greater than $18.18 for 30 calendar days before such date and the final one-third will vest if the Company's stock price averages $20.91 for 30 calendar days before such date. Any options that fail to become exercisable under these provisions will vest 9 1/2 years from the grant date.

(2) "Potential realizable value" is disclosed in response to SEC rules which require such disclosure for illustration only. The values disclosed are not intended to be, and should not be interpreted by stockholders as, representations or projections of future value of the Company's stock.

(3) To lend perspective to the illustrative "potential realizable value," if the Company's stock price increased five percent or 10 percent per year from the date of the grant of the options for 10 years (disregarding dividends and assuming for purpose of the calculation a constant number of shares outstanding), the total increase in the value of all shares presently outstanding is shown above as "potential realizable value" for all of the Company's stockholders ("Total Stockholders").

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                              VALUE OF UNEXERCISED IN-
                                                               NUMBER OF UNEXERCISED            THE-MONEY OPTIONS AT
                                SHARES                          OPTIONS AT FY END(#)             FISCAL YEAR END($)
                               ACQUIRED         VALUE       ----------------------------    ----------------------------
           NAME               ON EXERCISE    REALIZED($)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
           ----               -----------    -----------    -----------    -------------    -----------    -------------
David R. Zimmer...........         0              0           107,667         158,333        $475,000        $118,750
Lawrence J. Murphy........         0              0            22,833          76,667           8,906              --
Raymond H. Steben, Jr. ...         0              0            18,000          50,000          23,000              --
James P. Dixon............         0              0             6,667          23,333          13,750              --
Thomas G. Hooper..........         0              0             7,500          20,000           4,156              --

CHANGE OF CONTROL AGREEMENTS

     Messrs. Zimmer, Murphy, MacGuidwin, Hooper and Dixon, along with certain other key employees of the Company ("covered employees"), are parties to Change of Control Agreements with the Company entered into between March and May, 1997. Under the Change of Control Agreements, each of the covered employees is entitled to receive certain benefits from the Company if a "Change in Control" (defined to include the acquisition by any third party of 40% or more of the combined voting power of the Company's then outstanding securities) occurs and if the covered employee's employment is, within two years following the Change in Control, either terminated by the Company without cause or the covered employee resigns from the employ of the Company for "Good Reason" (defined to include the assignment to the covered employee of any duties inconsistent in any respect with the covered employee's position, other actions that result in a diminution in the covered employee's position, authority, duties or responsibilities, a reduction by the Company in the covered employee's base salary, a failure by the Company to maintain plans providing benefits at least as beneficial as those provided by any benefit or compensation plan, the Company's requiring the covered employee to be based at any office or location in excess of 50 miles from his office location immediately before the Change in Control, and in the case of Mr. Zimmer and Mr. Murphy (but not in the case of the other individuals listed above) the voluntary termination of employment by the covered employee during the period beginning with the first day of the 13th full calendar month following any Change in Control and ending on the later to occur of (a) the last day of the 13th full calendar month following such Change in Control or (b) the date 90 days after the Company gives the covered employee written notice that such Change in Control has occurred.

     The benefits to which covered employees are entitled in the foregoing circumstances include the payment to the covered employee in a lump sum in cash within 30 days after the date of termination a severance payment in an amount equal to 100% of the covered employee's annual compensation, certain outplacement services and the continuation of certain employee benefits for a period following termination.

     In addition, in the foregoing circumstances each covered employee (with the exception of Mr. MacGuidwin) will, for a period of two years, be obligated to consult with the Company and not to compete with the Company, in connection with which the Company must pay the covered employee 100% (200% in the case of Mr. Zimmer or Mr. Murphy) of the covered employee's annual compensation.

PENSION PLANS

     The Company has a tax-qualified Defined Benefit Pension Plan and a nonqualified Benefit Equalization Plan, both of which cover salaried employees of corporate headquarters and of certain divisions. The Defined Benefit Pension Plan provides pension and disability benefits for covered employees. Employees with five or more years of service are entitled to annual pension benefits beginning at normal retirement age (65). The annual retirement benefit is equal to 1.25% of the employee's final average compensation (substantially the same as Annual Compensation as reported in the above Summary Compensation Table) plus
 .65% of the employee's final average compensation in excess of the Social Security taxable wage base multiplied by the employee's years of service. In no event may the retirement benefit exceed 65% of the final average compensation. The unfunded Benefit Equalization Plan provides for the payment of additional amounts to covered employees so that the total amount paid will equal the pension benefit which would have been calculated under the Defined Benefit Pension Plan formula without regard to the limitations added to the Defined Benefit Pension Plan to conform to Section 415 and 401(a)(17) of the Internal Revenue Code of 1986. The following table shows estimated annual retirement benefits payable under both plans to an employee at normal retirement age of 65 on a single life annuity basis assuming a Social Security taxable wage base of an employee currently age 60:

                                                               YEARS OF SERVICE
        FINAL AVERAGE                --------------------------------------------------------------------
         COMPENSATION                   15             20             25             30             35
        -------------                   --             --             --             --             --
$125,000......................       $ 32,876       $ 43,834       $ 54,793       $ 65,751       $ 76,710
 150,000......................         40,001         53,334         66,668         80,001         93,335
 175,000......................         47,126         62,834         78,543         94,251        109,960
 200,000......................         54,251         72,334         90,418        108,501        126,585*
 225,000......................         61,376         81,834        102,293        122,751*       143,210*
 250,000......................         68,501         91,334        114,168        137,001*       159,835*
 300,000......................         82,751        110,334        137,918*       165,501*       193,085*
 350,000......................         97,001        129,334*       161,668*       194,001*       226,335*
 400,000......................        111,251        148,334*       185,418*       222,501*       259,585*
 450,000......................        125,501*       167,334*       209,168*       251,001*       292,500*
 500,000......................        139,751*       186,334*       232,918*       279,501*       325,000*

---------------
* Section 415 of the Internal Revenue Code limits the benefits which can be paid from any funded pension plan that qualifies for federal tax exemption. The amount for calendar year 1996 is $120,000. In addition, Section 401(a)(17) of the Internal Revenue Code limits the amount of compensation that may be used in the calculation of the benefit to $150,000 for 1996.

     The credited years of service under the Company's pension plans to each of the persons named above are: David R. Zimmer -- 4 years; Lawrence J. Murphy -- 15 years; Raymond H. Steben, Jr. -- 3 years; James P. Dixon -- 6 years; and Thomas G. Hooper -- 15 years.

COMPENSATION OF DIRECTORS

     The current standard arrangement for compensation of directors is as follows: officers of the Company who are directors do not receive any additional compensation for services as a director. Each director who is not an officer of the Company receives a director fee in the annual amount of $11,000 plus $1,750 for each board meeting attended up to a maximum of $15,750 in meeting fees. There are six regularly scheduled board meetings per year. An additional sum of $1,000 per meeting is paid for attendance at a committee meeting if such meeting falls on a day on which a meeting of the entire Board of Directors is not held. Non-employee directors may elect to defer compensation for services as a director until the person ceases to be a director. All deferred amounts are held in the general funds of the Company and bear interest at the prime rate from the date such fees would otherwise be paid. Two directors have elected to defer their compensation pursuant to this plan.

     The non-employee directors of the Company are eligible to participate in the Company's 1991 Director Discounted Stock Option Plan. Under that Plan, directors may elect to receive stock options exercisable at either 50% or 75% of market value on each January 1 in lieu of director fees payable in cash. The number of options granted annually is that number of options which provides aggregate discount from market value equal to the cash fees forfeited. Under the Plan, 200,000 shares were reserved for issuance. Two of the Company's directors elected to participate in the 1991 Director Discounted Stock Option Plan in fiscal 1996, and stock options for a total of 12,941 shares (exercisable at $9.56 per share) were granted to them in fiscal 1996. All such options have a term of 10 years, and none had been exercised as of August 31, 1996.

                                 EXHIBIT INDEX

EXHIBIT
  NO.                  PAGE IN SEQUENTIAL NUMBERING SYSTEM
-------                -----------------------------------
 99.1      Agreement and Plan of Merger, dated as of June 25, 1997,
           among the Company, Parent and Purchaser.
 99.2      Letter Agreement, dated as of June 20, 1997, between the
           Company and Parent.
 99.3      Confidentiality Agreement dated October 2, 1996 between the
           Company and Parent.
 99.4      Form of Letter addressed to stockholders of the Company,
           dated July 2, 1997.*
 99.5      Press Release issued by the Company on June 26, 1997.
 99.6      Opinion of Goldman, Sachs & Company dated June 25, 1997.*
 99.7      Change of Control Agreement between the Company and Mark J.
           MacGuidwin dated May 27, 1997.
 99.8      Change of Control Agreement between the Company and David R.
           Zimmer dated March 26, 1997.**
 99.9      Change of Control Agreement between the Company and Lawrence
           J. Murphy dated March 26, 1997.**
 99.10     Change of Control Agreement between the Company and Thomas
           G. Hooper dated March 26, 1997.**
 99.11     Change of Control Agreement between the Company and James P.
           Dixon dated March 26, 1997.**

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 * Included in copies mailed to stockholders.
** Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ending February 28, 1997.

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